Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Operating earnings and operating earnings per share (EPS)

•	Revenues and other income excluding the impact of NBCU

•	GE Capital ending net investment (ENI), excluding cash and equivalents

•	GE Capital segment profit excluding the impact of Garanti

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS
	Three months ended March 31
(In millions; except earnings per share)	2012	2011	V%

Earnings from continuing operations attributable to GE	$3,251	$3,398	(4)%
Adjustment (net of tax): Non-operating pension costs/(income)	336	163
Operating earnings	$3,587	$3,561	1%

Earnings per share – diluted(a)
Continuing earnings per share	$0.31	$0.31	–%
Adjustment (net of tax): Non-operating pension costs/(income)	0.03	0.02
Operating earnings per share	$0.34	$0.33	3%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies.